UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )

THE CORETEC GROUP INC.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

88579F102
(CUSIP Number)

November 24, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88579F102

1	NAME OF REPORTING PERSON
NAVIGATOR GLOBAL FUND MANAGER PLATFORM SPC ON BEHALF OF CARLTON JAMES DIVERSIFIED ALPHA FUND SP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Island
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		24,787,517 shares*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

24,787,517 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,787,517 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, this number includes 23,718,802 shares of Common Stock and the additional shares into which Alpha is entitled to convert its note and/or exercise its warrant, with such conversion and/or exercise being limited by a 9.99% blocker.

CUSIP No. 88579F102

1	NAME OF REPORTING PERSON

MOLLITIUM INVESTMENT MANAGEMENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Island

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		24,787,517 shares*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

24,787,517 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,787,517 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, this number of shares includes the shares held by Alpha and the additional shares into which Alpha is entitled to convert its note and/or exercise its warrant, with such conversion and/or exercise being limited by a 9.99% blocker.

CUSIP No. 88579F102

Item 1(a).	Name of Issuer:
THE CORETEC GROUP INC., an Oklahoma corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
333 Jackson Plaza, Suite 1200 Ann Arbor, MI 48103

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if None, Residence

Item 2(c).	Citizenship
(i)	NAVIGATOR GLOBAL FUND MANAGER PLATFORM ON BEHALF OF CARLTON JAMES DIVERSIFIED ALPHA FUND SP (“Alpha”)
c/o Diversified Alpha Fund of Navigator Global Fund Manager Platform SPC 3rd Floor, Citrus Grove Goring Avenue Grand Cayman Citizenship: Cayman Islands

MOLLITIUM INVESTMENT MANAGEMENT Landmark Square PO Box 775 West Bay Road Grand Cayman KY1-9006 Cayman Islands Citizenship: Cayman Island

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP No. 88579F102

Item 2(d).	Title of Class of Securities:
Common Stock, $.0001 par value.

Item 2(e).	CUSIP Number:
88579F102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of April 29, 2021, Alpha beneficially owned an aggregate of 24,787,517 shares, which includes 23,718,802 shares of common stock, and the number of shares issuable upon conversion of a convertible promissory note with a conversion price of $0.0329 per share (the “Note(s)”) and an aggregate of 2,604,000 shares of Common Stock issuable upon the exercise of Warrants, at an exercise price of $0.052 per share (collectively the “Warrants”). As described below, the Notes and Warrants contain a 9.99% beneficial ownership limitation.

Mollitium, as the investment manager of Alpha, may be deemed to beneficially own (ii) 23,718,802 shares of Common Stock held by Alpha, and (iii) 1,068,715 shares issuable upon conversion of the Note and/or exercise of the Warrant.

(b)	Percent of class:

The following percentages are based on 247,054,580 shares of Common Stock outstanding as of May 13, 2021 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021.

As of the close of business on May 13, 2021, each of Mollitium and Alpha may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

Pursuant to the terms of the Notes and Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for Mollitium as well in this Item 4(b) gives effect to the Blockers.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Alpha, and Mollitium may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Alpha.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Carlton James Diversified Alpha Fund SP of Navigator Global Fund Manager Platform SPC (DAF), the Lender. DAF is a segregated portfolio of Navigator Global Fund Manager Platform SPC. DAF is managed and controlled by Mollitium Investment Management (Mollitium). Mollitium utilizes Diversified Global Investment Advisors Ltd. (DGIA) to act in an advisory role. DGIA maintains an Investment Committee to support the services to Mollitium. See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021

NAVIGATOR GLOBAL FUND MANAGER PLATFORM SPC ON BEHALF OF CARLTON JAMES DIVERSIFIED ALPHA FUND SP

By:	/s/ Joseph Kelly Joseph Kelly Director

By:	/s/ Matthew Brown
Matthew Brown
Director

MOLLITIUM INVESTMENT MANAGEMENT

By:	/s/ Joseph Kelly
Joseph Kelly
Director